FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 30, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

CNPJ nº. 07.628.528/0001-59

NIRE 35.300.326.237

Publicly held Company of Authorized Capital

MINUTES OF THE ANNUAL SHAREHOLDERS MEETING

HELD ON OCTOBER 29, 2013

Date, Time and Place: The Annual Shareholders Meeting was held on a first call on October 29, 2013, at 2:30 pm, at the headquarters of Brasilagro - Companhia Brasileira de Propriedades Agrícolas ("Company") at Av. Brigadeiro Faria Lima, No. 1309, 5th floor, in the city of São Paulo, state of São Paulo.

Call: Pursuant to section II of Article 124 of Law No. 6404 of December 15, 1976, as amended ("Law  No. 6404/76"), the first call notice was published in the State of São Paulo Official Gazette in the October 2, 3 and 4 of 2013 issues, on pages 11, 07 and 17 respectively, and in the newspaper Brasil Econômico, in the October 2, 3 and in the October 4, 5 and 6, 2013 issues, on pages 25, 23 and 20 respectively.

Legal Publications: the meeting Chairman informs that the Management Report and Financial Statements of the Company together with the Fiscal Council Report and Independent Auditors Report, in regards to the fiscal year ended June 30, 2013, were published in the State of São Paulo Official Gazette in the September 20, 2013 issue on pages 5 to 16 and in Brasil Econômico, in the September 20, 21 and 22, 2013 issues, on pages 11-18, and the publication of the notices referred to in the head provision of Article 133 of Law No. 6404/76 were not necessary, in view of the provisions of paragraph five of that article. Further, the documents required by the Brazilian Securities Commission (“CVM”) Instruction 481, of December 17, 2009 (“CVM Instruction 481”) have been disclosed.

Attendance:  The Meeting was held on October 29, 2013, with the presence of the shareholders representing shares issued by the Company in an amount sufficient to comply with the legal quorum for opening the meeting, pursuant to the records and signatures affixed in the Shareholders' Attendance Book, registering also the presence of: Alejandro G. Elsztain and Saúl Zang, effective members of the Board of Directors; Julio Cesar de Toledo Piza Neto, CEO and Investor Relations Officer; Gustavo Javier Lopez, Managing Director, Renato Parreira Stetner, member of the Fiscal Council and Vanessa Martins, representative of Ernst, Young & Terco Auditores Independentes ("E&Y"). The Special Meeting has not been held, once the legal quorum was not attended, as registered on the Attendance Book of shareholders.

Presiding Members: Chairman: Alejandro G. Elsztain; Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: (1) Annual Shareholders Meeting: (1.1.) to  take management accounts, examine, discuss and vote on the financial statements, together with the Independent Auditors Report and the Fiscal Council Report, for the fiscal year ended June 30, 2013; (1.2.)  to resolve on the allocation of net income for the fiscal year ended June 30, 2013 and distribution of dividends; (1.3.)  decide on the election of members of the Board of Directors of the Company; (1.4.)  fix the value of total annual compensation paid to the Company's managers in the fiscal year beginning on July 1, 2013 and (1.5.)  decide on the election of effective and alternate members of the Company's Fiscal Council, as well as fix the remuneration of the elected members, as set forth in paragraph three of Article 162 of Law No. 6404/76 shall not be less for each member than ten percent of the average remuneration paid to officers of the Company.

Resolutions:  Upon beginning the meeting, the Chairman explained that (a) the minutes of the shareholders meeting would be drawn up as a summary of the facts, comprising only the transcription of resolutions passed and its publication without the signatures of the totality of the shareholders, pursuant to paragraphs 1 and 2 of Article 130 of Law No. 6404/76, and paragraph 10, Article 6 of the Company's Bylaws; (b)  documents or proposals, vote explanations, protest or dissent on the matters to be resolved shall submitted in writing to the Presiding Members, who for this purpose would be represented by the Meeting Secretary; and (c) the reading of the documents related to the matters to be decided at this Shareholders Meeting was waived by those present by unanimous vote, since the shareholders had full knowledge thereof.

After examining and discussing the matters on the agenda, the shareholders resolved:

1.         At the Annual Shareholders Meeting:

1.1.       With the abstention of those legally prevented, approve unanimously and without any reservations or restrictions, the Management Report, Balance Sheet and Financial Statements, together with the Independent Auditors' Report and the Audit Committee Report, all for the fiscal year ended June 30, 2013 and approved at the meeting of the Board of Directors of the Company held on September 2, 2013.

The following shareholders abstained from voting: FUNDO FATOR SINERGIA IV FIA; BLACKROCK ECOSOLUTIONS INVESTMENT TRUST; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND B; ISHARES MSCI BRAZIL SMALL CAP INDEX FUNDAND NATIONAL PENSION SERVICE.

1.2.      With the abstention of those legally impaired, approve unanimously, without any reservations or restrictions, the Management Proposal for the result and the net income for the fiscal year ended June 30, 2013, in the amounts of R$º28,726,768.99 and R$º8,257,392.23, respectively, shall be allocated as follows:

Result for the Year (after IR and CSLL deduction) Accumulated losses: Net Income for the Year:	R$ 28.726.768,99 R$ 20.469.376,76 R$ 8.257.392,23
Legal Reserve (5%):	R$ 412.869,61
Adjusted Net Income:	R$ 7.844.522,62
Dividends (75%):	R$ 5.883.391,96
Reserve for Investments and Expansion (25%):	R$ 1.961.130,65

(a) Accumulated Losses: Pursuant to Article 189 of Law No. 6404/76, twenty million, four hundred and sixty-nine thousand, three hundred and seventy-six Reais  and seventy-six cents (R$20,469,376.76) of Fiscal Year Profits shall be allocated to absorb accumulated losses;

(b) Legal Reserve: Under Article 193 of Law No. 6404/76, five percent (5%) of Net Income, in the amount of four hundred and twelve thousand, eight hundred and sixty-nine Reais  and sixty one cents (R$412,869.61) shall be allocated to creation of the Legal Reserve;

(c) Distribution of Dividends: Under Article 36 of the Company's Bylaws and Article 202 of Law No. 6.404/76, dividends totaling five million, eight hundred and eighty-three thousand, three hundred and ninety-one Reais  and ninety-six cents (R$5,883,391.96), corresponding to R$0.100704387 per share shall be paid to holders of common shares issued by the Company. The dividends shall be paid on a date to be fixed by the Board of Directors during the current fiscal year and prior to its closing on June 30, 2014. Dividends shall be paid to those who hold an equity interest in the Company as of the respective resolution of the Board of Directors to be informed in due course to the shareholders, and pursuant to such declaration, the Company's shares shall be traded "ex" dividend and;

(d) Reserve for Investments and Expansion: The remaining balance of Adjusted Net Income, in accordance with Article 36, paragraph (c) of the Bylaws, totaling one million, nine hundred and sixty-one thousand, one hundred and thirty Reais  and sixty-five cents (R$1,961,130.65) shall be allocated to the Investment and Expansion Reserve, whose purpose includes making investments for the development of the Company's activities, investments in properties and the acquisition of new properties in the expansion of the Company's activities, as well as investments in infrastructure to expand production capacity of the Company. Reserve for Investment and Expansion can be used as backing for the purchase by the Company of its shares in the share buyback program approved by the Board of Directors.

The following shareholders abstained from voting: FUNDO FATOR SINERGIA IV FIA AND NATIONAL PENSION SERVICE.

1.3.      With the abstention of those legally prevented, approve by majority vote, without any reservations or restrictions, the re-election to office of members of the Board of Directors for a term that will end at the Annual Shareholders Meeting that approves the Company's financial statements in regards to the fiscal year ended June 30, 2015, Messrs.: (i) Alejandro G. Elsztain, Argentine, married, holder of Argentine passport No. 17.737.414N, resident in Buenos Aires, Argentina, at Moreno, 877, 23rd floor, 1091, Federal Capital; (ii) Eduardo S. Elsztain, Argentine, married, holder of Argentine passport No. 14.014.114, resident in Buenos Aires, Argentina, at Bolivar, 108, 1st floor, 1086, Federal Capital; (iii) Saúl Zang, Argentine, married, holder of passport No. 04533949M, resident in Buenos Aires, Argentina, at Florida 537, 18th floor 1005, Federal Capital; (iv) Gabriel Pablo Blasi, Argentine, married, business administrator, bearer of Argentine passport No. 14222826, resident in Buenos Aires, Argentina, at Moreno, 877, 24th floor (C1091AAQ); (v) João de Almeida Sampaio Filho, Brazilian citizen, married, Secretary of State, bearer of Identity Card (RG) No. 9.559.456/SSP-SP enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 071.526.218-10, with address in the city of São Paulo, state of São Paulo, at Av. Miguel Stéfano, No. 3900, Água Funda, postal code 04301-903; (vi) Isaac Selim Sutton, Brazilian citizen, married, economist, bearer of identity card (RG) No. 7.386.118-2, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 047.010.738-30, with address in the city of São Paulo, state of São Paulo, at Av. Angelica, No 2510, 9th floor, Consolação, postal code 01228-200 and (vii) Robert Charles Gibbins, Canadian citizen, married, investment manager, bearer of Canadian passport No. BC272564, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 232.008.438-02, resident at Champery, Switzerland at Chalet Brosin d' en Haut, No. 1874, the last three elected as Independent Officers for purposes of the Listing Rules of Novo Mercado of Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA SA

1.3.1.    With the abstention of those legally prevented, approve by majority vote, without any reservations or restrictions, the election to office of effective members of the Board of Directors for unified terms that shall end at the Annual Shareholders Meeting called to approve the financial statements of the Company for the fiscal year ended June 30, 2015, Messrs. (i) David Alberto Perednik, Argentine, married, accountant, bearer of Argentine passport No. 13.417.354, resident and domiciled in Buenos Aires, Argentina, in Moreno, 877, 24th floor (C1091AAQ) and Fabio Schuler de Medeiros, Brazilian citizen, married, veterinarian, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 680.765.250-04, resident and domiciled in Porto Alegre, Rio Grande do Sul, at Rua José Scutari, No. 54, apartment 1402, postal code 91340-210, the latter indicated on the same date by minority shareholders present at the Meeting, have been elected as an Independent Director for the purposes of the Listing Rules of Novo Mercado of the Bolsa de Valores, Mercadorias e Futuros - BM & FBOVESPA S.A.

 1.3.2.   It is registered that the members of the Board of Directors reelected herein already executed the Managers Deed of Consent to the rules contained in the Listing Rules of Novo Mercado of BM&FBOVESPA and have signed their deeds of investiture in office in the proper book, on which occasion they declared, for purposes of CVM Ruling 367/02 and paragraphs 1 and 2 of Article 147 of Law No. 6404/76, that they are not under the effects of any of the impediments provided by law for exercise of commercial activity and were not sentenced to the penalty of suspension or temporary disqualification by the Securities Commission, and are eligible for a management position in a listed company.

1.3.3.    It is registered that the members of the Board of Directors elected herein shall take office in their respective positions by investiture in office and signature of the Managers Deed of Consent to which the Listing Rules of the Novo Mercado of the Bolsa de Valores, Mercadorias e Futuros de São Paulo - BM&FBOVESPA refer, at which time they shall declare, for the purposes of paragraphs 1 and 2 of Article 147 of Law No. 6404/76, that they are not under the effects of any of the impediments provided by law for the exercise of commercial activity and that they were not sentenced to the penalty of suspension or temporary prohibition by the Securities Commission, and are eligible for a management position in a listed company, being entitled to the minimum remuneration provided by law.

The following shareholders abstained from voting: FUNDO FATOR SINERGIA IV FIA; NATIONAL PENSION SERVICE; LUIS ALVES DE LIMA AND HUMAITÁ ABSOLUTE FIA.

The following shareholders voted against: THE BANK OF NEW YORK ADR DEPARTMENT (3.846 shares); FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; NUVEEN TRADEWINDS EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS E THE NOMURA TRUST AND BANKING CO LTD RE.

1.4.       With the abstention of those legally prevented, approve by majority vote, without restrictions or constraints, the aggregate annual remuneration of Managers, in the amount up to nine million and five hundred thousand Reais  (R$9,500,000.00), including benefits of any nature and amounts for representation, for the fiscal year beginning on July 1, 2013, provided that the Board of Directors shall be responsible to determine subsequently the individual amounts that shall be allocated to each manager of the Company, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation and the market value of their service.

The following shareholders abstained from voting: THE BANK OF NEW YORK ADR DEPARTMENT (12.500 shares); HAYP FUNDO DE INVESTIMENTO EM AÇÕES; ALFA FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES REAL INVESTOR; CLUBE DE INVESTIMENTO DO GASTÃO; GRAPHUS PREMIUM FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO CONTINENTAL; ASPEN FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO LYNDOS; CLUBE DE INVESTIMENTO HILL; CLUBE DE INVESTIMENTO HOPE; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA; TARSO PADUA DUTRA; RAFAEL DE SOUZA MORSCH; CTM CLUBE DE INVESTIMENTO; CTM ESTRATEGIA FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO FATOR SINERGIA IV FIA; NATIONAL PENSION SERVICE; LUIS ALVES DE LIMA; HUMAITÁ ABSOLUTE FIA; CLAUDIO DE CASTRO CUNHA; ANDRE LUIZ CORTEZ MARTINS AND PAULO TADEU CORTEZ MARTINS.

The following shareholders voted against: FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; NUVEEN TRADEWINDS EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE NOMURA TRUST AND BANKING CO LTD RE AND THE BANK OF NEW YORK ADR DEPARTMENT (3.846 shares).

1.5.      With the abstention of those legally prevented, approve unanimously expressed and without any reservations or restrictions, the election of three effective members and three alternate members for the Company's Fiscal Council for unified mandates that shall end at the Annual Shareholders Meeting that approves the Company's financial statements in regards to the fiscal year ended on June 30, 2014, (a) appointed by the minority shareholders, Messrs.: (a.i.)  Aloísio Kok, Brazilian citizen, married, economist, bearer of Identity Card (RG) No. 3.942.792-4, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 375.089.468-04, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Bernardino Machado, No. 243, Granja Julieta, postal code 04722-120, as effective member and (a.ii.)  Alexandre Luiz Oliveira de Toledo, Brazilian citizen, lawyer, married, bearer of Identity Card (RG) No. 7.547.108 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 037.446.598-36, resident and domiciled in the city of São Paulo, state of São Paulo, at Al do Anapurus, No. 1345, apt. 101, postal code 04087-004, as an alternate member; (b) appointed by the others shareholders present, Messrs.  (b.i.) Fabiano Nunes Ferrari, Brazilian citizen, married, lawyer, enrolled with the São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 172.581, bearer of Identity Card (RG) No. 25.260.606-1 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 186.583.958-20, with address in the city of São Paulo, state of São Paulo, at Rua Augusta, No. 1819, 24th floor, postal code 01413-000 and Eduardo Tunchel, Brazilian citizen, married, lawyer, enrolled with the São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 285.621, bearer of Identity Card (RG) No. 44.082.771-1 SSP / SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 358.134.858-64, resident in the city of São Paulo, state of São Paulo, at Rua Dr. Gabriel dos Santos, 541, 1st floor, Higienópolis, postal code 01231-011, as effective members and (b.ii.) Daniela Gadben, Brazilian citizen, married, lawyer, enrolled the São Paulo Chapter of the Brazilian Bar Association under No. 206.659, bearer of Identity Card (RG) No. 30.599.367-7 SSP/SP, enrolled with the Individual Taxpayers Register (CPF/MF) under No. 223.422.038-61, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua José Maria Lisboa, No. 1745, apt. 81, Jardim Paulista, postal code 01423-000 and Gabriel Luiz Herscovici Junqueira,  Brazilian citizen, single, lawyer, enrolled with São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 305.151, bearer of Identity Card (RG) No. 30.913.538-2 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 176.635.488-25, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Rio de Janeiro, 338, 6th floor, Higienópolis, postal code 01240-010, as alternate members.

1.5.1.    The members of the Fiscal Council elected herein shall take office in their respective positions by signing the terms of investiture in the proper book and signature of the Managers Deed of Consent referred to in the Listing Rules of Novo Mercado of the Bolsa de Valores, Mercadorias e Futuros de São Paulo - BM&FBOVESPA, at which time they shall declare, for the purposes of paragraphs 1 and 2 of Article 147 of Law No. 6.404/76, that they are not under the effects of any of the impediments provided by law for the exercise of commercial activity and that they were not sentenced to the penalty of suspension or temporary disqualification by the Securities Commission and are eligible for a management position of the listed company, and are entitled to the minimum remuneration provided by law.

1.5.2.   With the abstention of those legally prevented, approve unanimously, expressed without any reservations or restrictions, the fixing of the remuneration of elected members of the Audit Committee, in accordance with paragraph three of Article 162 of Law No. 6404/76, at not less, for each member, that ten percent of the average remuneration paid to the members of the Company's Executive Board.

The following shareholder abstained from voting: NATIONAL PENSION SERVICE.

Closing: There being no further business, the meeting was closed and these minutes were drafted as summary, which, after being read and approved, were executed by all present members.

Signatures: Alejandro G Elsztain – Chairman. Julio Cesar de Toledo Piza Neto - Secretary. Shareholders: AGRO MANAGERS SA; CRESUD S.A.C.I.F Y A; THE BANK OF NEW YORK ADR DEPARTMENT; HAYP FUNDO DE INVESTIMENTO EM AÇÕES; ALFA FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES REAL INVESTOR; CLUBE DE INVESTIMENTO DO GASTÃO; GRAPHUS PREMIUM FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO CONTINENTAL; ASPEN FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO LYNDOS; CLUBE DE INVESTIMENTO HILL; CLUBE DE INVESTIMENTO HOPE; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA; TARSO PADUA DUTRA; RAFAEL DE SOUZA MORSCH; CTM CLUBE DE INVESTIMENTO; CTM ESTRATEGIA FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO FATOR SINERGIA IV FIA; BLACKROCK ECOSOLUTIONS INVESTMENT TRUST; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND B; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; ISHARES MSCI BRAZIL SMALL CAP INDEX FUND; NATIONAL PENSION SERVICE; NUVEEN TRADEWINDS EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE NOMURA TRUST AND BANKING CO LTD RE; LUIS ALVES DE LIMA; HUMAITÁ ABSOLUTE FIA, AGRO INVESTMENTS; CLAUDIO DE CASTRO CUNHA; ANDRE LUIZ CORTEZ MARTINS E PAULO TADEU CORTEZ MARTINS

I declare that the present confers with the original drawn up in the proper book

São Paulo, October 29, 2013.

______________________________________ ALEJANDRO G. ELSZTAIN Chairman	______________________________________ JULIO CESAR DE TOLEDO PIZA NETO Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October [30], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: October [30], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer